Exhibit A

                               Pioneer Series Trust X
                                 60 State Street
                           Boston, Massachusetts 02110

                                                              December 3, 2012

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Series Trust X
                  Registration Statement on Form N-1A
                  (File Nos. 333-89354; 811-21108)


Ladies and Gentlemen:

         In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A of Pioneer Series Trust X
(the "Registrant"), filed on September 28, 2012 with respect to its series Pioneer Fundamental Growth Fund, the Registrant acknowledges that, with respect to filings made by the Registrants with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Sincerely,

				   Pioneer Series Trust X



                                   By:      /s/ Christopher J. Kelley

                                   Name:    Christopher J. Kelley
                                   Title:   Secretary